NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

1.	Names of the Parties to the Transaction

The Needle Capital Corp. (“Needle”) changed its name from “The Needle Capital Corp.” to “The Flowr Corporation” (“Flowr” or the “Resulting Issuer”) and completed a business combination (the “Business Combination”) with an Ontario private company named “The Flowr Corporation” (the “Predecessor Flowr”) which amalgamated with 2652253 Ontario Inc. to establish a new entity called The Flowr Group Inc. (“Amalco”) as its “qualifying transaction” pursuant to the rules of the TSX Venture Exchange (the “TSXV”).

2.	Description of the Transaction

The Business Combination provided for the acquisition of all of the outstanding equity interests of Needle by the shareholders of the Predecessor Flowr in exchange for common shares of the Resulting Issuer (the "Common Shares") and, in case of outstanding convertible securities of the Predecessor Flowr, convertible securities of the Resulting Issuer. Shareholders of the Predecessor Flowr were issued an aggregate of 85,692,095 Common Shares (the “Consideration Shares”) based on the deemed issue price of CAD$2.60, resulting in one Consideration Shares for each one common share of the Predecessor Flowr held. As a result of the Business Combination, The Flowr Corporation became the sole beneficial owner of all of the outstanding securities of the Amalco.

The Business Combination is described in the Filing Statement of Needle (the “Filing Statement”) dated September 19, 2018, and filed on SEDAR at www.sedar.com under The Flowr Corporation’s profile (formerly, the profile of Needle).

3.	Effective date of the Transaction

September 20, 2018.

4.	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity

Flowr continues to be a reporting issuer in British Columbia, Alberta, and Saskatchewan.

5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

December 31, 2018.

6.	Periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the Transaction

Unaudited quarterly financial statements for the Resulting Issuer for the nine months ending September 30, 2018 will be compared to the nine month period ended September 30, 2017 of the Resulting Issuer.

Audited annual consolidated financial statements for the Resulting Issuer for the 12 months period ended December 31, 2018 will be compared to the Resulting Issuer’s annual financial statements for the period ended December 31, 2017.

Unaudited quarterly financial statements for the Resulting Issuer for the three months ending March 31, 2019 will be compared to the three-month period ended March 31, 2018 of the Resulting Issuer.

Unaudited quarterly financial statements for the Resulting Issuer for the six months ending June 30, 2019 will be compared to the six-month period ended June 30, 2018 of the Resulting Issuer.

Unaudited quarterly financial statements for the Resulting Issuer for the nine months ending September 30, 2019 will be compared to the nine month period ended September 30, 2018 of the Resulting Issuer.

Audited annual consolidated financial statements for the Resulting Issuer for the 12 months ended December 31, 2019 will be compared to the Resulting Issuer’s annual financial statements for the year ended December 31, 2018.

7.	Documents filed under NI 51-102 Continuous Disclosure Obligations that describe the Transaction

The following documents describing the transaction were filed on SEDAR at www.sedar.com under The Flowr Corporation’s profile (formerly Needle’s profile):

a)	the Filing Statement dated September 19, 2018;

b)	the press release dated September 21, 2018, announcing the closing of the Business Combination;

c)	the material change report dated September 26, 2018, relating to the completion of the Business Combination; and

d)	The business combination agreement dated August 27, 2018, as amended on September 10, 2018.